DUNDEE CORPORATION INCREASES OWNERSHIP IN EUROGAS

FOR IMMEDIATE RELEASE

Toronto, May 8, 2008 – In accordance with regulatory requirements, Dundee Corporation (“Dundee”) (TSX: DC.A and DC.PR.A) announces that it has acquired, directly and indirectly, an aggregate of 19,903,095 common shares of Eurogas Corporation (“Eurogas”) pursuant to Eurogas’ recently completed rights offering.  Dundee acquired 15,807,759 common shares under its basic subscription right and 4,095,336 common shares under the additional subscription privilege.  As a result, Dundee Corporation now owns directly and indirectly 83,134,138 common shares, representing an approximate 53.4% interest in Eurogas.

The common shares of Eurogas were acquired for investment purposes and Dundee’s position in Eurogas may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Eurogas is an independent oil and gas exploration company listed on the TSX Venture Exchange under the symbol EUG and is engaged in development of a major underground storage facility offshore the east coast of Spain, and the exploration and development of oil and gas in Tunisia’s Gulf of Gabes.

Dundee Corporation is an asset management company dedicated to private wealth management, real estate and resources that, combined, reflect approximately $65 billion under management and administration.  Its domestic wealth management activities are carried out through its controlled subsidiary, DundeeWealth Inc.  Dundee Corporation’s real estate activities are conducted through its 77% owned subsidiary, Dundee Realty Corporation which operates as an asset manager of commercial real estate with activities in a land and housing business in Canada and the United States.  Resource activities are carried out through its wholly-owned subsidiary, Dundee Resources Limited.

FOR FURTHER INFORMATION PLEASE CONTACT:

Dundee Corporation

Dundee Corporation

Ned Goodman

Joanne Ferstman

President and Chief Executive Officer

Executive Vice President and

(416) 365-5665

Chief Financial Officer

(416) 365-5010